SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 04/13

Copel’s electricity sales to final customers up 8.9% in 1Q13

The following analysis refers to Copel’s power market performance consolidated between January and March 2013, compared to the same period in 2012.

Copel’s electricity sales to final customers, composed of captive market sales by Copel Distribuição and free market sales by Copel Geração e Transmissão, was up 8.9% between January and March.  The captive market was down 2.3% and accounted for 5,776 GWh of consumption, while Copel Geração e Transmissão’s free market sales were up 216.7%, accounting for 1,009 GWh of consumption for the period.

	Energy Sold (GWh)
	1Q13	1Q12%
Captive Market - Copel Distribuição	5,776	5,912	(2.3)
Free Customers - Copel GeT	1,009	319	216.7
Energy Supply	6,785	6,231	8.9

Captive Market - Copel Distribuição

The residential segment consumed 1,726 GWh, up 4.3%, due mainly to the 3.4% increase in the number of residential consumers and the 0.9% increase in average consumption, due to rising incomes levels and the continued high levels of employment during the period. At the end of March, this segment accounted for 29.9% of Copel’s captive market, totaling 3,223,968 residential customers.

Consumption in the industrial segment dropped 12.7%, totaling 1,602 GWh in 1Q13.  This result was mainly brought about by (i) the migration of large industrial customers to the free market, (ii) the decline in industrial production in industries such as printing and publishing, pulp and paper, oil refining and ethanol production, and (iii) by the lower number of working days in relation to the same period last year. At the close of the period, the industrial segment represented 27.7% of Copel’s captive market, with a total of 88,533 industrial customers.

The commercial class consumed 1,324 GWh and remained stable for the period, given that the rise in consumption resulting from the 2.7% increase in the number of customers was offset by the lower number of working days in relation to the same period last year. At the end of March, this segment represented 22.9% of Copel’s captive market, with a total of 330,281 customers.

The rural segment consumed 572 GWh and grew 3.4%, due to the strong performance of the agribusiness sector in Paraná at the start of 2013. At the end of March, this segment represented 9.9% of Copel’s captive market, with a total of 372,888 rural customers.

The other segments (public agencies, public lighting, public services and own consumption) consumed 522 GWh, up 1.2% for the period. Taken together, these segments represented 9.6% of Copel’s captive market, totaling 54,569 customers at the end of the period.

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55 41) 3222-2027

The table below shows the captive market for each consumption segment:

	Number of Customers/ Agreements			Energy Sold (GWh)
	Mar/13	Mar/12%		1Q13	1Q12%
Residential	3,223,968	3,119,325	3.4	1,726	1,654	4.3
Industrial	88,533	82,849	6.9	1,602	1,835	(12.7)
Commercial	330,281	321,446	2.7	1,324	1,324	-
Rural	372,888	377,079	(1.1)	572	553	3.4
Other	54,569	52,008	4.9	552	546	1.2
Captive Market	4,070,239	3,952,707	3.0	5,776	5,912	(2.3)

Grid Market (TUSD) - Copel Distribuição

Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 2.5%, as shown by the following table:

	Number of Customers/ Agreements			Energy Sold (GWh)
	Mar/13	Mar/12%		1Q13	1Q12%
Captive Market	4,070,239	3,952,707	3.0	5,776	5,912	(2.3)
Concessionaries	4	4	-	157	149	5.0
and Licensees
Free Customers*	109	42	159.5	946	652	45.1
Mercado Fio	4,070,352	3,952,753	3	6,879	6,713	2
* All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55 41) 3222-2027

Copel’s Consolidated Market

The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers/ Agreements			Energy Sold (GWh)
	Mar/13	Mar/12%		1Q13	1Q12%
Copel DIS
Captive Market	4,070,239	3,952,707	3.0	5,776	5,912	(2.3)
Concessionaries and Licensees	4	4	-	157	149	5.0
CCEE (MCP)	-	-	-		-	-
Total Copel DIS	4,070,243	3,952,711	3	5,933	6,061	(2)
Copel GeT
CCEAR (Copel DIS)	1	1	-	231	347	(33.3)
CCEAR (other concessionaries)	36	37	(2.7)	1,684	3,512	(52.1)
Free Customers	29	14	107.1	1,009	319	216.7
Bilateral Agreements *	22	2	-	1,478	249	493.4
CCEE (MCP)	-	-	-	1,852	-	-
Total Copel GeT	88	54	63.0	6,254	4,427	41.3

Total Copel Consolidated	4,070,331	3,952,765	3.0	12,187	10,488	16.2
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Power Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market
*Includes Short Term Sales Agreements

Curitiba, April 29, 2013

Luiz Eduardo da Veiga Sebastiani

Chief Financial, Investor Relations and Control of Holdings Officer

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55 41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.